UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Duncan, Peter M.
   c/o 3DX Technologies Inc.
   12012 Wickchester, Suite 250
   Houston, TX  77079-1218
2. Issuer Name and Ticker or Trading Symbol
   3DX Technologies Inc.
   TDXT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 19, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other
   (specify below)
   Vice President of Technology and Treasurer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person
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
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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|12/19/|G   |V|10,000            | D |$3.1875    |345,448            |D     |                           |
1 per share                |97    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|12/19/|G   |V|5,000             |A  |$3.1875    |5,000              |I     |By Trust*                  |
1 per share                |97    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|12/19/|G   |V|5,000             |A  |$3.1875    |5,000              |I     |By Trust**                 |
1 per share                |97    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Employee Stock Option |        |     |    | |           |   |immed|01/04|Common Stock|20,144 |$0.19  |20,144      |D  |            |
(Right to Buy)        |        |     |    | |           |   |.    |/04  |            |       |       |            |   |            |
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Employee Stock Option |$11.00  |7/23/|A   |V|100,000    |A  |***  |07/23|Common Stock|100,000|$11.00 |100,000     |D  |            |
(Right to Buy)        |        |97   |    | |           |   |     |/07  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
* These shares were transferred to a trust for the benefit of Mr. Duncan's son, Jeffrey Alexander Mcleod Duncan.
 Mr. Duncan is the sole trustee of the Trust and has both voting and dispository authority with respect to the shares of Common Stock transferred
thereto.
** These shares were transferred to a trust for the benefit of Mr. Duncan's son, Andrew James Mcleod Duncan.
Mr. Duncan is the sole trustee of this Trust and has both voting and dispository authority with respect to the shares of Common Stock transferred
thereto.
*** The shares subject to the option vest at a rate of 25% of the aggregate number of shares subject to the option on each of the first and second anniversary of the date of the option grant and thereafter the shares subject to the option will vest monthly at the rate of 2.084% at the end of the next succeeding 24 months.
SIGNATURE OF REPORTING PERSON
/s/ Peter M. Duncan
DATE
January 12, 1998